Issuer Free Writing Prospectus dated November 18, 2025

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated October 30, 2025, 2025

Registration Statement No. 333-290930

Gloo Holdings, Inc.

This free writing prospectus relates to the Class A common stock of Gloo Holdings, Inc. (the “Company”) and should be read together with the preliminary prospectus dated October 30, 2025 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on Form S-1 (File No. 333- 290930) relating to the offering of such securities. Amendment No. 1 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2069785/000119312525258610/ck0002069785-20251030.htm. This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section titled “Risk Factors,” before deciding to invest in the Company’s Class A common stock. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

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Gloo Holdings, Inc.

9,100,000 Shares of Class A Common Stock

Issuer:	Gloo Holdings, Inc.
Symbol:	GLOO
Size (excluding underwriters’ option to purchase additional shares):	$72,800,000
Class A common stock offered:	9,100,000
Underwriters’ option to purchase additional shares:	1,365,000
Price to public:	$8.00
Pricing date:	November 18, 2025
Closing date:	November 20, 2025
CUSIP No:	379598 105
Sole book-running manager:	Roth Capital Partners, LLC
Co-managers:	The Benchmark Company, LLC Craig-Hallum Capital Group, LLC Lake Street Capital Markets, LLC Loop Capital Markets LLC TCBI Securities, Inc., doing business as Texas Capital Securities

The Company has requested that the underwriters make issuer directed allocations to, or to entities or trusts affiliated with, Scott Beck, our president, chief executive officer and director, Jack Furst, our director, Patrick Gelsinger, our executive chair and head of technology, and Derek Green, our director, of 312,500, 250,000, 125,000 and 250,000 shares, respectively, of our Class A common stock.

The following paragraph has been added to the section of the Preliminary Prospectus titled “Certain Relationships and Related Party Transactions”:

“In addition, on November 5, 2025, we entered into a master services agreement and a related statement of work with YouVersion pursuant to which we agreed to provide development and consulting services to YouVersion for an aggregate payment of $694,375. We may enter into additional statements of work under the same master services agreement in the future. Mr. Gruenewald is a director and officer of YouVersion.”

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The Company has filed registration statements (including the Preliminary Prospectus) with the SEC for the initial public offering of its Class A common stock to which this communication relates, which became effective on November 18, 2025. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Company’s initial public offering of its Class A common stock. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Roth Capital Partners, LLC, Attn: 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or other jurisdiction.